CERTIFICATE OF NOTIFICATION

                                    Filed by

                               GULF POWER COMPANY

Pursuant to order of the Securities and Exchange Commission dated May 14, 1998 in the matter of File No. 70-9171.

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Gulf Power Company (the "Company") hereby certifies to said Commission, pursuant to Rule 24, as follows:

         1. On October 18, 2001, the issuance by the Company of $75,000,000 aggregate principal amount of its Series D 6.10% Senior Notes due September 30, 2016 (the "Series D Notes"), pursuant to the Fourth Supplemental Indenture dated as of October 18, 2001, supplementing the Senior Note Indenture dated as of January 1, 1998 between the Company and The Chase Manhattan Bank, as Trustee, was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said order with respect thereto.

         2.       Filed herewith are the following exhibits:

         Exhibit A       -- Prospectus supplement with respect to the
                            Series D Notes, dated October 5, 2001. (Filed electronically October 9, 2001, in File Nos. 333-59942,
                            333-59942-01 and 333-59942-02.)

         Exhibit B       -- Underwriting Agreement with respect to the
                            Series D Notes dated October 5, 2001. (Designated in Form 8-K dated October 5, 2001 as Exhibit 1.)

         Exhibit C       -- Fourth Supplemental Indenture dated as of
                            October 18, 2001 to the Senior Note Indenture dated as of January 1, 1998 between the Company and The Chase Manhattan Bank, as Trustee. (Designated in Form 8-K dated October 5, 2001, as Exhibit 4.2.)

         Exhibit D       -- Opinion of Beggs & Lane, a Registered Limited
                            Liability Partnership, dated October 29, 2001.



Dated    October 29, 2001                            GULF POWER COMPANY



                                                     By  /s/Wayne Boston
                                                           Wayne Boston
                                                        Assistant Secretary